Exhibit 10.12

EXHIBIT B

EMPLOYMENT AGREEMENT

(Charles Carroll)

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated as of February 13, 2008, is made by and between Chill Acquisition, Inc., a Delaware corporation (the “Company”), and Charles Carroll (“Executive”).

WHEREAS, the Company, Chill Holdings, Inc., a Delaware corporation and the sole shareholder of the Company (“Holdings” or “Parent”), and Goodman Global, Inc., a Delaware corporation (“Goodman”) entered into an Agreement and Plan of Merger, dated as of October 21, 2007 (the “Merger Agreement”), pursuant to which it is intended that Company will merge with and into Goodman (the “Merger”), whereby the Company will cease to exist and Goodman will become a wholly-owned subsidiary of Parent;

WHEREAS, upon the consummation of the Merger, the contracts and obligations of the Company shall become the contracts and obligations of Goodman;

WHEREAS, Executive and Goodman entered into an employment agreement, originally dated as of November 18, 2004, and as subsequently amended on March 7, 2006 (the “Employment Agreement”), which generally sets forth Executive’s severance rights and related obligations in the event Executive’s employment with Goodman is terminated under certain circumstances;

WHEREAS, Executive currently serves as Chief Executive Officer;

WHEREAS, upon the consummation of the Merger, the Company desires to secure for itself and its successors and assigns, which shall, pursuant to the terms of the Merger Agreement, include Goodman, the continuing services of Executive, and Executive desires to provide such continuing services, in each case, pursuant to the terms and conditions hereof;

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Company and Executive hereby agree as follows:

1. Effectiveness; Prior Agreements; Term of Employment.

(a) Effectiveness. Notwithstanding anything to the contrary herein, the operative provisions of this Agreement shall only become effective upon the occurrence of the closing of the Merger (the date of such closing being hereinafter referred to as the “Commencement Date” or the “Closing”). In the event the Merger Agreement is terminated without the Closing having occurred, this Agreement shall be terminated without further obligation or liability of either party hereto. Effective as of the Closing, the Company will merge into Goodman and Goodman will assume all obligations of the Company, including all obligations of the Company under this Agreement and therefore all references to the “Company” hereunder shall mean Goodman, unless the context clearly indicates otherwise.

(b) Prior Agreements. Effective as of the Commencement Date, this Agreement shall supercede all prior agreements between Executive and the Company or any of its affiliates regarding the terms and conditions of Executive’s employment and severance rights with the Company and its affiliates, including, without limitation, the Employment Agreement (together with all other prior agreements and understandings, the “Prior Agreements”). Subject to the exceptions set forth herein, it is expressly agreed that from and after the Commencement Date, neither the Company nor any of its affiliates shall have any obligations or rights under, and Executive shall have no further obligations or rights under, any Prior Agreement, including, without limitation, any severance, termination or change of control related benefits; except that (i) all prior grants or assignments by Executive to the Company of any rights (including, without limitation, any rights under any license) to any intellectual property, authorship, inventions, materials, documents or other work product under any Prior Agreement shall continue in full force in effect prior to, from and after the Commencement Date, and (ii) Executive’s rights to indemnification, exculpation and the advancement of expenses under the current indemnification agreement between the Company and Executive shall continue in full force with respect to claims arising from Executive’s pre-Commencement Date services with the Company and such rights shall continue for the longer of (x) the applicable statute of limitations with respect to any such claim, or (y) the six-year period commencing on the Commencement Date; provided, that, rights to indemnification with respect of any claim pending or asserted or any claim made within such period shall continue until the resolution of such claim.

(c) Term and Position. Subject to the provisions of Section 6 of this Agreement, Executive shall serve as the Chief Executive Officer of the Company and Holdings for the period commencing on the Commencement Date and ending upon the earlier of (i) the date a suitable replacement commences employment as the next Chief Executive Officer of the Company, and (ii) June 30, 2008 (the “Interim Employment Term”). During the Interim Employment Term, Executive shall also serve as the Chairman of the Board of Directors of the Company and of Holdings (the “Board”). Following the Interim Employment Term, Executive shall serve as the Chairman of the Board, unless otherwise agreed. In the event Executive is no longer serving as Chairman of the Board following the Interim Employment Term, he will be given the opportunity to serve as a non-executive employee of the Company for the period ending no earlier than June 30, 2010 (the period of any such employment together with the Interim Employment Term, the “Employment Term”). During the Employment, Executive shall have such duties and authority as shall be determined from time to time by the Board and such duties and authorities shall be commensurate with Executive’s position at such time.

2. Duties. During the Employment Term, Executive shall devote Executive’s full business time and attention to the performance of Executive’s duties hereunder and shall not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that, nothing herein shall preclude Executive from (i) continuing to serve on any board of directors or trustees of any business corporation or any charitable organization, (ii) being involved in charitable activities, or (iii) managing his personal and family passive investments; provided further that, in each case, and in the aggregate, such activities shall not materially conflict or materially interfere with the performance of Executive’s duties hereunder or conflict with Section 7 hereof.

3. Salary and Annual Bonus.

(a) Base Salary. During the Interim Employment Term, the Company shall pay Executive a base salary at the annual rate of $1,073,900, payable in regular installments in accordance with the Company’s usual payment practices. Following the Interim Employment Term and continuing for the remainder of the Employment Term, the Company shall pay Executive a base salary at the annual rate of $150,000, payable in regular installments in accordance with the Company’s usual payment practices. Without limiting the foregoing, Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board upon its annual review of Executive’s compensation and Executive’s annual base salary, as in effect from time to time, shall hereinafter be referred to as the “Base Salary. Except as expressly set forth above with respect to the period following the Interim Employment Term, the Board may reduce the Base Salary only if such reduction is part of a general cost reduction and is consistent with reductions generally made to other executives of the Company.

(b) Annual Bonus. During the Interim Employment Term, Executive shall be eligible to earn a pro rata annual bonus award for fiscal year 2008 (based on the ratio of (i) the number of days Executive serves as the Chief Executive Officer of the Company during fiscal year 2008, to (ii) 365 days) (the “Annual Bonus”) in a target amount (assuming Executive served as the Chief Executive Officer during the entire fiscal year) equal to 100% of Executive’s Base Salary (the “Target Bonus”) and a maximum bonus opportunity (assuming Executive served as the Chief Executive Officer during the entire fiscal year) of 481.4% of the Target Bonus, based upon the achievement of the performance goals established by the Board within the first three months of the fiscal year. Without limiting the foregoing, Executive’s Annual Bonus shall be calculated in accordance with the table attached hereto as Exhibit A (the “Annual Bonus Table”), whereby the Annual Bonus that shall become payable for fiscal year 2008 shall be the pro-rata portion of the amount equal to the “Percentage of Base Salary” that corresponds with the highest “Level of Achievement” attained by the Company for such year (which, as set forth on Schedule A, shall be tied to the Company’s “EBITDA”). For these purposes, the Company’s “EBITDA” for fiscal year 2008 shall mean the “Consolidated EBITDA,” as such term is defined in the Term Loan Credit Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., the Company, the lending institutions party thereto, Barclays Capital (“Barclays”) and General Electric Capital Corporation (“GECC”), as Joint Lead Arrangers, Barclays, Calyon New York Branch and GECC, as joint bookrunners, and GECC as the administrative agent, as may be amended, modified, extended, refinanced, renewed or replaced form time to time. The Company’s “Target” EBITDA for fiscal year 2008 shall be set forth on Schedule A attached hereto. The Annual Bonus, if any, shall be paid to Executive prior to the expiration of the period ending two and one-half months after the end of fiscal year 2008.

4. Equity Participation. Executive’s equity participation in Parent, the Company and any of their subsidiaries or affiliates shall be documented pursuant to the Chill Holdings, Inc. 2008 Stock Incentive Plan (the “Equity Plan”), award agreements issued under the Equity Plan or otherwise (including any option or option rollover agreements), the Management Stockholders Agreement of Chill Holdings, Inc. (the “Management Stockholders Agreement”), and any contribution or subscription agreements relating to the equity of Parent or the Company, each as executed, if applicable, by the Company, Executive, the other “Initial Management Investors” (as defined in the Management Stockholders Agreement) and Parent (collectively, the “Equity Documents”). The Company and Executive each acknowledges that the terms and conditions of the aforementioned Equity Documents govern Executive’s acquisition, holding, sale or other disposition of Executive’s equity in the Parent, the Company or any of their affiliates, and all of Executive’s rights with respect thereto.

5. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company’s employee benefit plans and payroll practices, as in effect from time to time (collectively, “Employee Benefits”), on the same basis as those benefits are generally made available to other similarly situated executives of the Company.

6. Termination of Employment. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give the Company at least 60 days advance written notice of any termination initiated by Executive. Notwithstanding any other provision of this Agreement, the provisions of this Section 6 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates; provided that Executive’s rights with respect to Executive’s equity participation in Parent, the Company and their affiliates shall be governed solely by the Equity Documents. For the avoidance of doubt, Executive’s services in any non-employee capacity shall also constitute part of Executive’s “employment” for purposes of this Agreement.

(a) For Cause by the Company or For Any Reason Other than Good Reason by Executive. The Employment Term and Executive’s employment may be terminated by the Company for Cause (as defined below) or by Executive without Good Reason (as defined in Section 6(c) below).

(i) For purposes of this Agreement, Executive can be terminated by the Company for “Cause” due to:

(A) Executive’s willful failure to substantially perform his duties (other than any such failure resulting from Executive’s physical or mental incapacity);

(B) Executive’s willful failure to carry out, or comply with, in any material respect, any lawful and reasonable directive of the Board, not inconsistent with the terms of the agreement;

(C) Executive’s commission at any time of any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(D) Executive’s unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises or while performing the executive’s duties and responsibilities under the agreement; or

(E) Executive’s commission at any time of any act of fraud, embezzlement, misappropriation, material misconduct, or breach of fiduciary duty against the Company or any of its affiliates (or any of their respective predecessors or successors), which shall not include any good faith disputes regarding immaterial amounts that relate to Executive’s expense account, reimbursement claims or other de minimis matters.

(ii) If Executive’s employment is terminated by the Company for Cause, or if Executive resigns without Good Reason, Executive shall be entitled to receive:

(A) the Base Salary through the date of termination;

(B) any Annual Bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, paid in accordance with Section 3 (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Company or any of its affiliates);

(C) reimbursement for any unreimbursed business expenses that have been properly incurred by Executive prior to the date of Executive’s termination and that are or have been submitted in accordance with the applicable Company policy;

(D) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company, which shall include payment for any unused vacation in accordance with the Company’s policy then in effect or as otherwise required by applicable law (the amounts described in clauses (A) through (D) hereof being referred to as the “Accrued Rights”).

(iii) Following termination of Executive’s employment by the Company for Cause or by Executive without Good Reason, and except as set forth in Section 6(a)(ii) directly above, Executive shall have no further rights to any compensation or any other benefits under this Agreement; provided that Executive’s rights with respect to Executive’s equity participation with the Company or any of its affiliates shall be governed solely by the Equity Documents.

(b) Disability or Death. The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company as a result of Executive’s “Disability.”

(i) For purposes of this Agreement, “Disability” means a physical or mental illness, injury or condition that prevents Executive from performing any or all of the essential functions of Executive’s job duties for at least 90 consecutive calendar days, or for at least 120 calendar days, whether or not consecutive, in any 365 calendar day period, as determined by a licensed physician reasonably satisfactory to the Company and Executive. The Board’s good faith determination that Executive has a Disability will be final and binding for purposes of determining the rights and obligations of the parties under this Agreement.

(ii) If Executive’s employment and other services are terminated on account of Executive’s death or Disability, Executive or Executive’s estate (as the case may be) shall be entitled to receive the Accrued Rights.

(iii) Following termination of Executive’s employment and other services due to death or Disability, and except as set forth in Section 6(b)(ii) directly above, Executive shall have no further rights to any compensation or any other benefits under this Agreement; provided that Executive’s rights with respect to Executive’s equity participation with the Company or any of its affiliates shall be governed solely by the Equity Documents.

(c) Without Cause or by Executive for Good Reason.

(i) The Employment Term and Executive’s employment may be terminated by the Company without Cause or by Executive’s resignation for Good Reason.

(ii) Except to the extent expressly contemplated by this Agreement, Executive shall be able to terminate his employment for “Good Reason” following the occurrence of any of the following:

(A) a failure of the Company to continue Executive in his current position or other substantially similar or more senior position;

(B) a material diminution in the nature or scope of Executive’s responsibilities, duties or authority;

(C) a failure of the Company to make any material payment or provide any material benefit under the Agreement;

(D) a material breach by the Company of the Agreement or any option agreement between Executive and the Company; or

(E) the Company relocates Executive’s primary place of employment to a place outside of the 75-mile radius of Executive’s current primary place of employment (it being understood that neither a temporary work assignment nor travel on the Company’s business shall constitute such a relocation);

provided that the occurrence of any of the foregoing events (A), (B), (C), (D) or (E) shall only constitute Good Reason if the Company fails to cure such event within 30 days after receipt from Executive of written notice of such occurrence; provided, further, that Good Reason shall cease to exist following the later of 30 days following its occurrence or Executive’s knowledge thereof, unless Executive has given the Company written notice thereof prior to such date. For the avoidance of doubt, the parties hereto acknowledge and agree that the changes to Executive’s position (and related duties and authority) as a result or upon the expiration of the Interim Employment Term shall not constitute Good Reason.

(iii) If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason during the Interim Employment Term, Executive shall be entitled to receive from the Company:

(A) the Accrued Rights; and

(B) subject to Executive’s continued compliance with the provisions of Sections 7 and 8, and upon execution of the “Release” within 60 days after receipt, which shall be delivered to Executive within 10 days following the termination of Executive’s employment and which shall be substantially in the form attached hereto as Exhibit B:

(1) equal, or substantially equal, payments totaling, in the aggregate, 200% of the sum of the Base Salary and the Target Bonus, which shall be payable in accordance with the Company’s normal payroll practices over the twenty-four month period commencing on the date of termination, provided that the first payment shall be made on the seventy-fifth day following the termination of Executive’s employment and shall include any amounts that would have otherwise been due prior to such seventy-fifth day;

(2) continued participation in the Company’s group heal plan until Executive reaches age 65 or the qualifying age under Medicare, if later, provided that Executive will pay 100% of the applicable COBRA premium, less the 2% administrative fee; and

(3) a prorated Annual Bonus for the year of termination (but only if such termination occurs during the Interim Employment Term), which shall be based on year to date financial performance of the Company and which will be payable when such Annual Bonus would have otherwise been paid pursuant to Section 3 of this Agreement had Executive’s employment not terminated.

(iv) If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason at ay time following the Interim Employment Term, Executive shall be entitled to receive the Accrued Rights.

(v) Following termination of Executive’s employment by the Company without Cause (other than by reason of Executive’s death or Disability) or by Executive for Good Reason, and except as set forth in Section 6(c)(iii) or 6(c)(iv) directly above, Executive shall have no further rights to any compensation or any other benefits under this Agreement; provided that Executive’s rights with respect to Executive’s equity participation with the Company or any of its affiliates shall be governed solely by the Equity Documents.

(d) Expiration of Employment Term. Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at any time by either Executive or the Company; provided that the provisions of Sections 7, 8 and 9 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment, whether occurring before or after the expiration of the Employment Term.

(e) Notice of Termination. Any purported termination of the Executive’s employment by the Company or by Executive shall be communicated by written “Notice of Termination” to the other party hereto in accordance with Section 11(g) hereof. For purposes of this Agreement, “Notice of Termination” shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

7. Non-Competition, Non-Solicitation and Non-Hire. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:

(a) During the Employment Term and, for the twenty-four (24) month period following the date Executive ceases to be employed by the Company (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Company, the business of any client or prospective client:

(i) with whom Executive had personal contact or dealings on behalf of the Company during the one-year period preceding Executive’s termination of employment;

(ii) with whom Executive had knowledge of any of the Company’s plans with respect to such client or prospective client;

(iii) with whom employees reporting to Executive have had personal contact or dealings on behalf of the Company during the one-year period immediately preceding Executive’s termination of employment; or

(iv) for whom Executive had direct or indirect responsibility during the one-year immediately preceding Executive’s termination of employment.

(b) During the Restricted Period, Executive will not directly or indirectly:

(i) engage in any business that competes with the business of the Company or its affiliates (including, without limitation, businesses which the Company or its affiliates have specific plans to conduct in the future and as to which Executive is aware of such planning) in any geographical area that is within 100 miles of any geographical area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services (a “Competitive Business”);

(ii) enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii) acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iv) interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates and customers, clients, distributors, suppliers, partners, members or investors of the Company or its affiliates.

Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in a Competitive Business, which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such Person and (ii) does not, directly or indirectly, own 2% or more of any class of securities of such Person.

(c) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(i) solicit or encourage any employee of the Company or its affiliates to leave the employment of the Company or its affiliates; or

(ii) hire any employee who was a direct report of Executive or any other senior executive of the Company and was employed by the Company or its affiliates as of the date of Executive’s termination of employment with the Company or who left the employment of the Company or its affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Company.

(d) During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Company or its affiliates any independent contractor, consultant or partner then under contract with the Company or its affiliates.

(e) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 7 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(f) Notwithstanding anything to the contrary herein, if Executive violates any of the restrictive covenants set forth in Section 7 or Section 8 of this Agreement and such violation is curable without residual damages to the Company, such violation shall not be deemed a breach if Executive cures such violation within 10 days after receipt of written notice from the Company.

(g) Executive acknowledges that the promises and restrictive covenants that Executive is providing under this Section 7 are reasonable and necessary to the protection of the business to be acquired by the Initial H&F Investors (as defined in the Management Stockholders Agreement) pursuant to the Merger Agreement. Executive acknowledges that Executive will sell or has sold equity interests in the Company in connection with the transactions contemplated by the Merger Agreement and that the goodwill of the Company was a material consideration in the Initial Investors’ decision to enter into the transactions contemplated by the Merger Agreement. Executive further acknowledges that if Executive were to engage in the restricted activities described in this Section 7 during the Restricted Period, such competition could materially and adversely affect the value of the business acquired by the Initial Investors in the transactions contemplated by the Merger Agreement. Executive and the Company agree that each of the Initial Investors are express third party beneficiaries of the provisions set forth in this Section 7.

8. Confidentiality; Intellectual Property.

(a) Confidentiality.

(i) Executive will not at any time (whether during or after Executive’s employment with the Company, its subsidiaries or any of its affiliates) (x) retain or use for the benefit, purposes or account of Executive or any other Person (other than the Company or any of its subsidiaries or affiliates); or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information – including, without limitation, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or any of its affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

(ii) “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

(iii) Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 7 and 8 of this Agreement provided they agree to maintain the confidentiality of such terms.

(iv) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

(b) Intellectual Property.

(i) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to or during Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants, to the extent not previously granted, the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business. Notwithstanding anything to the contrary in this Agreement, all prior licenses granted by Executive to the Company with respect to any Works or Prior Works shall continue in full force and effect following the Closing.

(ii) If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

(iii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.

(iv) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(v) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company or any of its subsidiaries or affiliates any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive shall comply with all relevant policies and guidelines of the Company, including, without limitation, policies and guidelines regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

(vi) The provisions of this Section 8 shall survive the termination of Executive’s employment for any reason.

9. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 7 or Section 8 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

10. 280G Cutback.

Notwithstanding any other provisions of this Agreement to the contrary, in the event that the Company determines in good faith that any payment or benefit received or to be received by Executive pursuant to this Agreement, or otherwise (all such payments and benefits, including, without limitation, salary and bonus payments, being hereinafter called the “Total Payments”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of being considered “contingent on a change in ownership or control” of the Company within the meaning of Section 280G of the Code, then such Total Payments shall be reduced to the extent necessary so that the Total Payments will be less than three times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), unless the amount of such reduction would equal or exceed 110% of the excise taxes that would be imposed by Section 4999 of the Code on such payments and benefits. The reduction of the Total Payments shall apply as follows, unless otherwise agreed and such agreement is in compliance with Section 409A of the Code: (i) first, any cash severance payments due under the Agreement shall be reduced, with the last such payment due first forfeited and reduced, and sequentially thereafter working from the next last payment, and (ii) second, any acceleration of vesting of any equity shall be deferred with the tranche that would vest last (without any such acceleration) first deferred.

11. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

(b) Entire Agreement/Amendments. Subject to the occurrence of the Closing, this Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company, and this Agreement shall supersede all prior agreements (including verbal agreements) between Executive and the Company and any of its affiliates with respect to any matters discussed herein, including, without limitation, the Employment Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. FOR THE AVOIDANCE OF DOUBT, EXECUTIVE HEREBY ACKNOWLEDGES AND AGREES THAT, PURSUANT TO THIS AGREEMENT, EXECUTIVE’S RIGHTS UNDER ANY PRIOR AGREEMENT (INCLUDING THE EMPLOYMENT AGREEMENT) SHALL TERMINATE IMMEDIATELY UPON THE CONSUMMATION OF THE MERGER.

(c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(d) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(e) Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. Executive further acknowledges that this Agreement shall be deemed an agreement of the Company immediately upon the occurrence of the Closing and that this Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

(f) Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees.

(g) Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

Telephone: (415) 788-5111

Facsimile: (415) 788-1076

Attention: Philip Hammarskjold and Erik Ragatz

With a copy, which shall not constitute notice to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

Facsimile: (650) 252-5002

Attention: Richard Capelouto and Brian Robbins

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

(h) Executive Representation. Executive hereby represents to the Company and the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

(i) Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement.

(j) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(k) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(l) Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. In the event that payments under this Agreement are deferred pursuant to this Section 11(l) in order to prevent any accelerated tax or additional tax under Section 409A of the Code, then such payments shall be paid at the time specified under this Section 11(l) without any interest thereon. The Company shall consult with Executive in good faith regarding the implementation of this Section 11(l); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect thereto. Notwithstanding anything to the contrary herein, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service.

(m) Set Off. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or any of its affiliates except to the extent any such set-off, counterclaim or recoupment would violate, or result in the imposition of tax under, Section 409A of the Code, in which case such right shall be null and void.

(n) No Mitigation. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of subsequent employment of Executive following the termination of his employment hereunder.

(o) Resignation as Member of Board. If Executive’s employment with the Company is terminated for any reason, Executive hereby agrees to resign, as of the date of such termination and to the extent applicable, as a member of the Board (and any committees thereof) and the board of directors or managers (and any committees thereof) of any of the Company’s affiliates.

(p) Arbitration. Any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, other than injunctive relief under Section 9 hereof, shall be settled exclusively by arbitration conducted in Wilmington, Delaware, by and in accordance with the applicable rules of the American Arbitration Association (the “Rules”). Each of the parties hereto agrees that such arbitration shall be conducted by a single arbitrator selected in accordance with the Rules; provided that such arbitrator must be experienced in deciding cases concerning the matter which is the subject of the dispute. Each of the parties hereto agrees to treat as confidential the results of any arbitration (including, without limitation, any findings of fact and/or law made by the arbitrator) and not to disclose such results to any unauthorized person. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. With respect to any arbitration hereunder, each party shall pay its own legal fees and expenses; provided that the parties agree to share the cost of the arbitrator’s fees in any event.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CHILL ACQUISITION, INC.

/s/ Erik D. Ragatz
By:	Erik D. Ragatz
Its:	Vice President

EXECUTIVE

/s/ Charles Carroll
By:	Charles Carroll